Exhibit 99.73

PRESS RELEASE

Aya Gold & Silver Categorically Rejects the Erroneous and Misleading Allegations Made Against the Company

Montreal, Quebec, September 25, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) strongly refutes the misleading and inaccurate claims contained in the short-seller report.
The report contains numerous inaccuracies and mischaracterizations, including about Aya’s current management team, operations, and resource base, which the Corporation believes are intentionally misleading and are intended to benefit the short seller, which has itself disclosed that it stands to profit in the event that the Corporation’s share price declines, at the expense of Aya shareholders.
Key Facts
Reliability of Resource Model Confirmed by Silver Ounces Mined since 2021
•Since 2020, Aya has produced over 10 million ounces (“Moz”) of silver (“Ag”), with mined ounces consistently reconciling against the published resource estimate.
•Silver production continues to align with reserve estimates, reinforcing the strength, reliability, and credibility of Aya’s resource base.
Extensive Drilling Strengthens Resource Model and Confidence
•The March 2021 resource model was supported by 76,000 meters (“m”) of drilling, which expanded to 121,500 m by December 2021 (+45,500 m). This robust dataset formed the foundation of the current Zgounder resource model.
•From December 2021 to June 2025, Aya completed an additional 231,000 m of drilling, significantly increasing confidence in the resource base.
•Drilling continues to identify extensions of mineralization at Zgounder and regional targets, highlighting strong exploration upside and growth potential beyond the current mine footprint.
•This substantial, ongoing drilling program provides the critical data underpinning the upcoming resource update.
Independent, Third-Party Verified Resource Estimates
•Zgounder’s mineral resource estimate was prepared and verified by independent Qualified Persons at P&E Mining Consultants Inc. (“P&E”) in compliance with the standards set forth in National

Instrument 43-101- Standards of Disclosure for Mineral Projects and have been confirmed through rigorous third-party review.
•Before providing a construction loan for the Zgounder expansion project, the European Bank for Reconstruction and Development, hired an independent technical advisor which confirmed the existing resource, reflecting its confidence in Aya’s estimates and operating credibility.
•Updated Zgounder Technical Report on Track for Q4-2025
•Aya is in the process of completing an updated technical report for Zgounder. The updated technical report includes an updated, independently modelled resource, along with a new mine plan which will incorporate both open-pit and underground operations.
•As planned and previously communicated to the market, this updated technical report, expected to be published before year-end, will demonstrate the strength and longevity of the asset.
•Strong Cash Flow and Balance Sheet
•Aya has a robust balance sheet with approximately US$115 million in cash and generates operating cash flow from Zgounder.
•This financial strength allows Aya to self-fund growth and invest in Boumadine. A Preliminary Economic Assessment (“PEA”) for Boumadine remains on track for release before year-end.
The allegations made against Aya are categorically false. Zgounder’s mined ounces reconcile as expected, our mining methods and operating practices continue to improve, and we are finalizing an updated technical report that will integrate both open-pit and underground operations,” said Benoit La Salle, President & CEO. “Recent drilling continues to confirm extensions at Zgounder, while Boumadine is advancing rapidly as a tier-one growth asset. Backed by strong cash flow, rigorous governance, transparency, shareholder alignment, and independent third-party verification, Aya is firmly focused on disciplined execution and long-term value creation.”
While short reports may make provocative claims, Aya rejects irresponsible speculation and stands by its technical, operational, and disclosure integrity. The Corporation urges all investors to consider the full body of public evidence, historical drill record, and independent documentation before drawing conclusions. Aya remains committed to unlocking the full value of Zgounder and delivering long-term value for shareholders.
While Aya’s primary focus remains on delivering operational performance and transparent disclosure, the Corporation will not hesitate to pursue appropriate remedies should it determine that false or misleading information has been disseminated in a manner that harms its shareholders or operations.
Qualified Person
The scientific and technical information contained in this press release have been reviewed and approved by Raphael Beaudoin, P. Eng, Vice-President, Operations, who is a “Qualified Person” as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and by David Lalonde, B. Sc, P. Geo, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.

About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO Benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “track”, “in-line”, “strength”, “increase”, “upside”, “growth”, “potential”, “planned”, “strong”, “expected”, “significant”, “plan”, “additional”, “grow”, “significant”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the accuracy of resource estimates and models, continuity of the mineralization and its grade, the potential to meaningfully grow resources the potential for any drilling result to confirm the existence of a new zone, the capacity of the Corporation to complete and publish the PEA and the updated technical report as described herein, drilling to increase the confidence in the resource base, continued exploration to result in upside and supporting resource growth potential beyond the current mine footprint, . Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource

Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s Annual Information Form for the year ended December 31, 2024, dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.